EXHIBIT (a)(1)(viii)

ENTERCOM COMMUNICATIONS CORP.	PERSONNEL SUMMARY AS OF 5/31/2006 Current Price is greater than or equal to 40.00	Page: 1 File: Persnl Date: 5/31/06
Name	ID	Grant Number	Grant Date	Plan/Type	Shares	Price	Exercised	Vested	Cancelled	Unvested	Outstanding	Exercisable

TOTALS

This document shows all stock option grants to you under the Entercom Equity Compensation Plan that have an exercise price of $40.00 or more per share. The number of Eligible Options for the Offer to Exchange is the number listed in the far right column under the heading "Exercisable" in the bottom row titled "TOTALS." In order to determine the number of shares of restricted stock you can receive if you elect to participate, divide the number of Eligible Options listed above by fifteen and round (up or down) to the nearest whole number.